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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.

           JAMES S. GLEASON                         EDWARD J. PELTA
            DAVID J. BURNS                          JOHN W. PYSNACK
           JOHN J. PERROTTI                         GARY J. KIMMET
JOHN J. PERROTTI AS CUSTODIAN FOR             JOHN J. PERROTTI AS CUSTODIAN FOR
   JASON PERROTTI UNDER THE                    CHRISTINE J. PERROTTI UNDER
NEW YORK UNIFORM GIFT TO MINORS ACT     THE NEW YORK UNIFORM GIFT TO MINORS ACT
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                                -----------
                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                COPY TO:                                   AND TO:
            Blaine V. Fogg, Esq.                    David L. Finkelman, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP        Stroock & Stroock & Lavan LLP
              919 Third Avenue                           180 Maiden Lane
          New York, New York 10022                  New York, New York 10038
          Telephone: (212) 735-3000                 Telephone:(212) 806-5400

 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS
 OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |X|  A tender offer.
d. |_|  None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

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                         CALCULATION OF FILING FEE:


            TRANSACTION VALUATION              Amount of Filing Fee*
               $193,509,856                           $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
Amount previously paid:   $38,702               Filing party: Torque Acquisition Co., L.L.C.
Form or registration no.: Schedule 14D-1        Date filed:   December 15, 1999

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                                INTRODUCTION

      This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:


ITEM 16.  ADDITIONAL INFORMATION.

            Item 16 is hereby amended and supplemented as follows:

            On December 16, 1999, Plaintiff Melissa Marotta served her complaint, Marotta v. Nichols, et al, C.A. No. 17643NC, upon the Company, Vestar Capital Partners and each of the Company's directors. Defendants were served plaintiff's first request for production of documents on December 29, 1999. On December 29, 1999, the Company, Vestar and the directors moved to dismiss this action for failure to state a claim upon which relief can be granted. Along with this motion, the Company, Vestar and the directors filed a motion to stay discovery. These motions are presently before the Court of Chancery of the State of Delaware, in and for New Castle County. The Court has not yet scheduled a hearing date for these motions or entered any orders related to the motions.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

            Item 17 is hereby amended and supplemented by the addition of the following exhibit thereto:

(g)(10) Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(10) to the Schedule 14D-1 and incorporated herein by reference.


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                                 SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1999


                            GLEASON CORPORATION
                            By:    /s/ Edward J. Pelta
                            Name:  Edward J. Pelta
                            Title: Vice President, General Counsel
                                   and Secretary

                            /s/ James S. Gleason
                            James S. Gleason

                            /s/ David J. Burns
                            David J. Burns

                            /s/ John J. Perrotti
                            John J. Perrotti

                            /s/ John J. Perrotti
                            John J. Perrotti,
                            as Custodian for Jason Perrotti
                            under the New York Uniform Gift to Minors Act

                            /s/ John J. Perrotti
                            John J. Perrotti,
                            as Custodian for Christine J. Perrotti
                            under the New York Uniform Gift to Minors Act

                            /s/ Edward J. Pelta
                            Edward J. Pelta

                            /s/ John W. Pysnack
                            John W. Pysnack

                            /s/ Gary J. Kimmet
                            Gary J. Kimmet

                            TORQUE ACQUISITION CO., L.L.C.
                            By:    /s/ SANDER M. LEVY
                            Name:  Sander M. Levy
                            Title: President


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                               EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

(g)(10) Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware), attached as Exhibit
              (g)(10) to the Schedule 14D-1 and incorporated herein by
               reference.